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Exhibit 99(a)(11)

DELAWARE COURT DENIES PRELIMINARY INJUNCTION HEARING IN
WESTMINSTER CAPITAL, INC. TENDER OFFER

        Beverly Hills, CA—May 8, 2002—Westminster Capital, Inc. (AMEX: WI) announced that the Delaware Court of Chancery has denied the motion for expedited proceedings filed by the plaintiff in a purported class action (captioned Blank v. Belzberg, Del. Ch., C.A. No. 19567), and refused to schedule a hearing on the plaintiff's motion for a preliminary injunction, which sought to enjoin the Company's tender offer. On April 19, 2002, the plaintiff had filed a compliant against the Company and its directors challenging the Company's tender offer for any and all outstanding shares of the Company's common stock at a price of $2.80 per share, which commenced on April 18, 2002. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on May 17, 2002, unless extended.

        The Company is a holding company that makes opportunistic value-added investments in publicly held and private companies.

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DELAWARE COURT DENIES PRELIMINARY INJUNCTION HEARING IN WESTMINSTER CAPITAL, INC. TENDER OFFER